Isramco, Inc.
2425 West Loop South, Suite 810
Houston, Texas  77027

Tel.:  713-621-5946
Fax:   713-621-3988
 February 12, 2015

BY EDGAR
BY U. S. FIRST CLASS MAIL

Mr. Ethan Horowitz
Branch Chief
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C.  20549

Re:	Isramco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014 File No. 0-12500

Dear Messrs. Horowitz and Schwall:

Set forth below is the response of Isramco, Inc. (the “Company”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 2, 2015 (the “Comment”), with respect to the Company’s Annual Report on Form 10-K (File No. 0-12500) filed by the Company with the Commission on March 17, 2014.  The Staff’s Comment is set forth below and is followed by the Company’s response. The Company respectfully requests that the Staff permit the Company to incorporate its response to the Staff’s comment below into its future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Form 10-K for Fiscal Year Ended December 31, 2013

Financial Statements, page F-3

Notes to Consolidated Financial Statements

Note 15 – Supplemental Oil and Gas Information (Unaudited), page F-24

1.
We note your response to comment 3 in our letter dated January 7, 2015. It does not appear that the presentation of line items other than those specifically identified pursuant to FASB ASC 932-235-50-23 and 932-235-55-4 as part of the disclosure of results of operations for oil- and gas-producing activities is appropriate. Please revise your disclosure accordingly.

The Company acknowledges the Staff’s comment and confirms that it will adjust the table in accordance with FASB ASC 932-235-50-23 and 932-235-55-4. In addition the Company has included proposed revised disclosure reflecting the Staff’s comment below.

thousands	United States	Israel	Total
December 31, 2013
Revenues	$35,464	$15,824	$51,288
Production costs	20,200	-	20,200
Depreciation, depletion, amortization and accretion	11,568	-	11,568
Income tax expense	1,294	5,538	6,832
Results of operations from producing activities	2,402	10,286	12,688

December 31, 2012
Revenues	40,402	-	40,402
Production costs	20,051	-	20,051
Depreciation, depletion, amortization and accretion	11,513	-	11,513
Income tax expense	3,093	-	3,093
Results of operations from producing activities	5,745	-	5,745

December 31, 2011
Revenues	44,228	-	44,228
Production costs	21,296	-	21,296
Depreciation, depletion, amortization and accretion	10,747	-	10,747
Income tax expense	4,265	-	4,265
Results of operations from producing activities	7,920	-	7,920

 *                      *                      *

The Company hereby acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (713) 621-3882, extension 309.

Sincerely,

/s/ Anthony James

Anthony James